Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

October 13, 2020

VIA E-MAIL ATTACHMENT

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: Goldenwell Biotech, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 24, 2020

File No. 333-236561

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Goldenwell Biotech Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 1, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Amendment No. 3 to Registration Statement on Form S-1 filed September 24, 2020

Our Company, page 2

1. We note your response to prior comment 1 indicates that you removed the information on the website "because it does not pertain to the Company’s current business plans."

However, you mention on the website under the caption "Excellent research and development" that the company has a "technology research institute. This institute has more than 10 experts and R&D teams, including 7 doctors, 2 professors and 1 associate professor." Please disclose, if material, the nature of the relationship, including whether the relationship is represented by a written agreement; and the nature of the obligations of the parties to the agreement, if any as requested in comment 1.

Company response: The Company has revised its website to remove the referenced portions of its website and confirms that it does has not presently have a formal or contractual relationship with any technology research institute.

Compliance with Government Regulation, page 29

2. We note your response to prior comment 4 indicates that you removed the text from your website "because it does not relate to the current operations of the Company." However,

you include phrases, such as "move into pharmaceutical" under the caption "Strategy and

Growth" and the phrases "Pharmaceutical intermediary product series launch" and "GMP certification" under the caption "Future expansion opportunities" on your website. Please provide, if applicable, the disclosure required by Item 101(h)(4)(viii) and (ix) of

Regulation S-K as we requested in comment 13 of our March 18, 2020 letter.

Company response: The Company has revised its website to remove the referenced portions of its website and confirms that it has no plans which include pharmaceutical operations.

3. We note your response to prior comment 5. Tell us whether you market your products as providing any medical benefits. In this regard, we note for example that you continue to mention on your website that: (1) DNA repair "can effectively remove free radicals and thus prevent malignancy;" and (2) Sugar Master targets "individuals in the window of opportunity to allow for the repair of pancreatic islet cells, thus delaying or even reversing the onset of type II diabetes. This method of intervention is the embodiment of the concept of preventative medicine." In addition, we note your disclosure in the first paragraph on page 29 that "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the FDA approval required for your products.

Company response: The Company confirms that it does not market its products as providing any medical benefits. All references to claims that require FDA approval have been removed from its website.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo